BRECHLING ANDERSEN SECURITIES (A PROPRIETORSHIP)

FINANCIAL STATEMENTS
AND
ACCOMPANYING SUPPLEMENTARY INFORMATION

REPORT PURSUANT TO SEC RULE 17a-5(d)

FOR THE YEAR ENDED
DECEMBER 31, 2021

OMB APPROVAL
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-28496

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Brechling Andersen Securities

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

3250 Wilshire Blvd Suite 1750-L
(No. and Street)

Los Angeles	California	90010
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Erik Brechling Andersen	(213) 383-0395	bas01015@yahoo.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Brian W. Anson, CPA
(Name – if individual, state last, first, and middle name)

18455 Burbank Blvd. #404	Tarzana	California	91356
(Address)	(City)	(State)	(Zip Code)

09/15/2005	2370
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Erik Brechling Andersen, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Brechling Andersen Securities, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Los Angeles
Subscribed and sworn to (or affirmed) before me on this ___ day of March, 20__, by Erik Brechling Andersen, proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Notary Public Public Signature

Signature:

Title: Proprietor Notary Public

HYUN IL LEE
COMM. # 2314606
NOTARY PUBLIC - CALIFORNIA
LOS ANGELES COUNTY
MY COMM. EXP. DEC. 27, 2023

This filing contains (check all applicable boxes):**

- [x] (a) Statement of financial condition.
- [ ] (b) Notes to consolidated statement of financial condition.
- [x] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [x] (d) Statement of cash flows.
- [x] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [ ] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [x] (g) Notes to consolidated financial statements.
- [x] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [ ] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [x] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [x] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [x] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [x] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

BRIAN W. ANSON
Certified Public Accountant
18455 Burbank Blvd., Suite 404, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 881-2605

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Proprietor of Brechling Andersen Securities (A proprietorship)

Opinion on the Financial Statements
I have audited the accompanying statement of financial condition of Brechling Andersen Securities (A proprietorship) as of December 31, 2021, the related statements of income, changes in proprietor's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of Brechling Andersen Securities (A proprietorship) as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of Brechling Andersen Securities (A proprietorship)'s proprietor. My responsibility is to express an opinion on Brechling Andersen Securities (A proprietorship)'s financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to Brechling Andersen Securities (A proprietorship) in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by proprietor, as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Auditor's Report on Supplemental Information
The information contained in Schedule I, II, and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Brechling Andersen Securities's financial statements. The Supplemental Information is the responsibility of the Brechling Andersen Securities's proprietor. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming my opinion on the Supplemental Information, I evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In my opinion, Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Brian W. Anson
Certified Public Accountant
I have served as Brechling Andersen Securities (A proprietorship)'s auditor since 2018.
Tarzana, California
March 11, 2022

BRECHLING ANDERSEN SECURITIES (A PROPRIETORSHIP)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2021

Assets

Cash	$	15,090
Marketable securities, at fair value		210,010
Other assets		388
Total assets		225,488
Total assets	$	225,488

Liabilities and Proprietor's Equity

Current liabilities		
Total current liabilities		-
Proprietor's equity		225,488
Total liabilities and proprietor's equity	$	225,488

See accompanying notes to the financial statements

BRECHLING ANDERSEN SECURITIES (A PROPRIETORSHIP)
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2021

Revenues:		
Mutual fund, including trail commissions	$	636
Quarterly mutual fund 12(b)-1 fees		7,207
Interest and dividend income		2,111
Net unrealized gain (loss) on marketable securities		77,270
Total revenue		87,224
Expense:		
Bank charges		549
Fidelity bond		576
FINRA assessments and fees		1,505
Professional fees		12,066
Rent		8,630
Office		1,161
Total expenses		23,938
Income (loss) from operation		$63,286

See accompanying notes to the financial statements

BRECHLING ANDERSEN SECURITIES (A PROPRIETORSHIP)
STATEMENT OF CHANGES PROPRIETOR'S EQUITY
DECEMBER 31, 2021

Balance, December 31, 2020	$ 151,260
Capital contributed	10,942
Net Income (loss)	63,286
Balance, December 31, 2021	$ 225,488

See accompanying notes to the financial statements

BRECHLING ANDERSEN SECURITIES (A PROPRIETORSHIP)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2021

Operating activities		
Net income (loss)	$	63,286
Adjustments to reconcile net income (loss) to net cash used in operating activities:		
Net unrealized gain on marketable securities		(77,270)
Dividend receivable		490
Other assets		(143)
Net cash used in operating activities		(13,637)
Financing activities		
Capital contribution		10,942
Net cash provided by financing activities		10,942
Decrease in cash		(2,695)
Cash at 12/31/20		17,785
Cash at 12/31/21	$	15,090
Supplementary Information:		
Cash paid for interest	$	-
Cash paid for income taxes	$	-

See accompanying notes to the financial statements

Notes to Financial Statements
December 31, 2021

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Brechling Andersen Securities (the "Entity") is a proprietorship and registered broker-dealer maintaining its only office in Los Angeles, California. The Entity operates pursuant to the (k) (1) Exemptive provision of SEC Rule 15c3-3 and does not hold customer funds or securities. Therefore, the Entity is exempt from the computation for the determination or reserve requirements to Rule 15c3-3 as well as the disclosure of information relating to possession and control requirements pursuant to Rule 15c3-3. The business consists solely of mutual funds.

Marketable Securities/ Fair Value

Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts. The Entity primarily earns commissions on mutual funds. 100% of the revenue was from one company.

Method of Accounting

The entity maintains its records on the accrual basis of accounting.

Income Taxes

The Entity itself is not a taxpaying entity for purposes of federal and state income taxes. Such taxes of the owner are computed on his total income for all sources, and accordingly, no provision for income taxes is made in these statements.

Use of Estimates

The preparation of financial statements in conformity with U.S generally accepted accounting principles requires the proprietor to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, results could differ from those estimates.

FAIR VALUE

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritized the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or liability or, in the absence of a principal market, the most advantageous market for the asset of liability. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820 are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Entity has the ability to access.

Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on the proprietor's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Entity's own data.)

Following is description of the valuation methodologies used for assets measured at fair value.

Stocks: Quoted market price at major stock markets

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Entity believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Entity's assets at fair value as of December 31, 2021:

	Assets at Fair Value as of December 31, 2021			
	Level 1	Level 2	Level 3	Total
Securities (NASD common stock)	$ 210,010		-	$ 210,010

ASC 606 – REVENUE RECOGNITION

1. Revenue

A. Significant accounting policy

Revenue is measured based on a consideration specified in a contract with a customer, and excludes any sales incentives and amounts collected on behalf of third parties. The Company recognizes revenue when it satisfied a performance obligation by transferring control over a product or service to a customer.

Taxes and regulatory fees assessed by a government authority or agency that are both imposed on and concurrent with a specified revenue-producing transaction, that are collected by the Company from a customer, are excluded from revenue.

B. Nature of services

The following is a description of activities – separated by reportable segments, per FINRA Form "Supplemental Statement of Income (SSOI)"; from which the Company generates its revenue. For more detailed information about reportable segments

Net Gains or Losses on Principal Trades: This includes all realized and unrealized gains and losses from proprietary trading and market making activities and net gains or losses from "riskless" principal transactions.

Interest/Rebate/Dividend Income. This includes rebates and/or interest earned on Securities borrowings; reverse repurchase transactions; Margin interest; interest earned from customer bank sweep into FDIC insured products and '40 Act investments and any interest and/or dividends on securities held in Firm inventory.

Fees earned: This includes fees earned from affiliated entities; investment banking fees, M&A advisory; account supervision and investment advisory fees; administrative fees, revenue from research services; rebates from exchanges/ECN and ATS; 12b-1 fees; Mutual fund fees other than concessions or 12b-1 fees; execution service fees; clearing services; fees earned from customer bank sweep into FDIC insured products or from '40Act companies and networking fees from '40 Act companies.

Note 2: <u>OPERATING LEASE COMMITTMENTS</u>
The entity is on a month-to-month lease as of December 31, 2021.

Rent expense for year ended December 31, 2021 was $8,630.

Note 3: <u>NET CAPITAL REQUIREMENTS</u>

The Entity is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ration of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2021 the Entity had net capital of $177,849, which was $172,849 in excess of its required net capital of 5,000, and the Entity's ratio of aggregate indebtedness to net capital was 0.00 to 1, which is less than the 15 to 1 maximum ratio required of a broker/dealer.

Note 4: <u>SUBSEQUENT EVENTS</u>

The proprietor has reviewed the results of operations for the period of time from its year end December 31, 2021 through March 11, 2022 the date the financial statements were available to be issued, and have determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

BRECHLING ANDERSEN SECURITIES (A PROPRIETORSHIP)
SUPPLEMENTARY INFORMATION
FOR THE YEAR ENDED DECEMBER 31, 2021

Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission:

Total Proprietor's equity from financial condition	$	225,488
Deduction and charges:		
Non-allowable other assets		388
Net capital before haircut charges		225,100
Haircut on securities:		
Marketable securities		(31,501)
Undue concentration		(15,750)
Net Capital	$	177,849
Aggregate Indebtedness:		-
Computation of Basic Net Capital Requirement:		
Minimum net capital required	$	5,000
Net capital		177,849
Excess net capital	$	172,849

*There was no changes from the filed Focus Report and this audit report.

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2021

The Entity is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3(k)(1).

Schedule III
Information Relating to Possession or Control
Requirements Under Rule 15c3-3
December 31, 2021

The Entity is exempt from the Rule 15c3-3 as it relates to possession and Control requirements under the (k)(1) exemptive provision.

Assertions Regarding Exemption Provisions

I, as proprietor of management of Brechling Andersen Securities (A proprietorship) ("the entity"), am responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Proprietor hereby makes the following assertions:

Identified Exemption Provision:

The Proprietor claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(1)

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period ending: January 1, 2021 through December 31, 2021.

Brechling Andersen Securities (A proprietorship) By:

Erik Brechling Andersen
(Name)

March 11, 2022

BRIAN W. ANSON
Certified Public Accountant
18455 Burbank Blvd., Suite 404, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 881-2605

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Proprietor
Brechling Andersen Securities (A proprietorship)
Los Angeles, California

I have reviewed proprietor's statements, included in the accompanying Exemption Report in which (1) Brechling Andersen Securities (A proprietorship), identified the following provisions of 17 C.F.R. §15c3-3(k) under which Brechling Andersen Securities (A proprietorship) claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(1) (the "exemption provisions") and (2) Brechling Andersen Securities (A proprietorship), stated that Brechling Andersen Securities (A proprietorship), met the identified exemption provisions throughout the most recent fiscal year without exception. Brechling Andersen Securities (A proprietorship's)'s proprietor is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Brechling Andersen Securities (A proprietorship)'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on proprietor's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to proprietor's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Brian W. Anson
Certified Public Accountant
Tarzana, California
March 11, 2022